FORM 6-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

-----------------

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2004

QSound Labs, Inc.

(Translation of Registrant's Name into English)

-----------------

400 - 3115 12 Street N.E.

Calgary, Alberta Canada T2E 7J2

(Address of principal executive offices)

-----------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in  paper as permitted by Regulation S-T Rule 101 (b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in  paper as permitted by Regulation S-T Rule 101 (b) (7):

Indicate by check mark by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___  No    X_

If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Registrant herewith furnishes:

Notice of Annual and Special Meeting of Shareholders

Information Circular

Form of Proxy

2003 MD&A

2003 Annual Report

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QSound Labs, Inc.

(Registrant)

Date: March 30, 2004

/s/ Joanna Varvos

Joanna Varvos

Corporate Secretary

QSOUND LABS, INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders of QSound Labs, Inc. (the "Company") will be held at 10:00 a.m. on Thursday, April 29, 2004 at the Company's corporate head office at #400, 3115 - 12th Street N.E., Calgary, Alberta T2E 7J2, for the following purposes:

1.

To receive and consider the consolidated financial statements for the year ended December 31, 2003 and the auditors' report thereon;

2.

To appoint auditors for the ensuing year and to authorize the directors to fix their remuneration;

3.

To elect directors for the ensuing year;

4.

To consider, and if thought fit, to approve, with or without variation, the grant of incentive stock options to directors; and

5.

To transact such other business as may properly be transacted at such Meeting, or any adjournment thereof, without notice.

The 2003 Annual Report, an Information Circular and form of proxy accompany this Notice of Meeting.  Shareholders who are unable to be present in person at the Meeting are requested to complete and return the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice.

DATED at Calgary, Alberta this 22nd day of March, 2004.

By Order of the Board of Directors

"Joanna Varvos"

Joanna Varvos

Secretary

QSOUND LABS, INC.

MANAGEMENT PROXY CIRCULAR

FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON APRIL 29, 2004.

This Information Circular is furnished in connection with the solicitation of proxies by the management of QSound Labs, Inc. (the "Company") for use at the Annual and Special Meeting of Shareholders of the Company ("Meeting").  The Meeting will be held on Thursday, April 29, 2004 at the corporate head office of the Company at Suite 400 - 3115 12th Street N.E., Calgary, Alberta T2E 7J2 at 10:00 o'clock in the morning for the purposes set forth in the Notice of Annual and Special Meeting accompanying this Information Circular ("Notice") and at any adjournment thereof. The cost of solicitation of proxies will be borne by the Company.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy are directors and/or officers of the Company.  A shareholder has the right to appoint a person, who need not be a shareholder, as their nominee to attend and act and on their behalf at the Meeting, or any adjournment thereof, other than the persons designated in the enclosed form of proxy.  A shareholder desiring to appoint some other person as a representative at the Meeting, or any adjournment thereof, may do so either by inserting such person's name in the blank space provided in the form of proxy or by completing another proper form of proxy and, in either case, delivering the completed proxy to the Company's transfer agent, Computershare Investor Services, 600 - 530 8th Avenue S.W., Calgary, Alberta, T2P 3S8 in the enclosed self-addressed envelope not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, prior to the Meeting or any adjournment thereof.

REVOCABILITY OF PROXIES

A shareholder who has given a proxy may revoke it.  In addition to revocation in any other manner permitted by law, a proxy may be revoked in writing signed by the shareholder or their attorney authorized in writing, or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, delivered either to Computershare Investor Services, 600 - 530 8th Avenue S.W., Calgary, Alberta, T2P 3S8 at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or to the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has an authorized capital consisting of an unlimited number of Common Shares ("Common Shares"), an unlimited number of first preferred shares and an unlimited number of second preferred shares.  As of the date of this Information Circular 7,225,374 Common Shares are issued as fully paid and non-assessable. Each Common Share is entitled to one vote.  Shareholders of record at the close of business on the record date of March 10, 2004 will be entitled to attend and vote at the Meeting.  As of the date of this Information Circular, to the knowledge of the directors and senior officers of the Company, there is no person or entity who beneficially owns, directly or indirectly, or exercises control or direction over more than 10 percent of the issued Common Shares of the Company.

EXERCISE OF DISCRETION WITH RESPECT TO PROXIES

The shares represented by the enclosed proxy will be voted for or against or withheld from voting on any motion, by ballot or otherwise, in accordance with any indicated instructions.  In the absence of such direction, such shares will be voted FOR the matters referred to in the form of proxy.

If any amendment or variation to the matters identified in the Notice is proposed at the Meeting or any adjournment thereof, or if any other matters properly come before the Meeting or any adjournment thereof, the enclosed proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgement of the appointed proxyholder.  At the time of printing this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice.

VOTING OF COMMON SHARES - NON-REGISTERED SHAREHOLDERS

The information set forth in this section is of significant importance to a substantial number of shareholders who hold Common Shares through intermediaries (such as brokers, banks, trust companies and securities dealers) and not in their own name ("Non-registered Shareholders").  Only registered shareholders, who hold shares of the Company in their own names, or their duly appointed proxyholders can attend and vote at the Meeting. Intermediaries or their third party mailing services, such as ADP Investor Communications Services, mail proxy materials and seek voting instructions from Non-registered Shareholders. A Non-registered Shareholder receiving a form of proxy from an intermediary or a mailing service must vote and return the proxy well in advance of the Meeting in order to have the shares voted.  Intermediaries and mailing services may also permit Non-registered Shareholders to vote via telephone or the Internet.

PARTICULARS OF MATTERS TO BE ACTED UPON

APPOINTMENT OF AUDITORS

The persons named in the enclosed form of proxy intend to vote for the appointment of KPMG, Chartered Accountants, Suite 1200, Bow Valley Square II, #205 - 5th Avenue SW., Calgary, Alberta, T2P 4B9, as auditors of the Company to hold office until the next annual meeting of shareholders.  KPMG were first appointed as the Company's auditors on June 25, 1987.

ELECTION OF DIRECTORS

Management intends to nominate, and the individuals named in the accompanying form of proxy intend to vote for, the persons listed below for election as directors of the Company. Each director who is elected will hold office until the close of the next annual meeting of shareholders, or until his successor is elected or appointed, unless his office is vacated earlier in accordance with the by-laws of the Company or with the provisions of the Business Corporations Act of Alberta. The following information concerning the respective nominees has been furnished by them:

Name, Address & Office Held	Principal Occupation or Employment	Date of Election or Appointment as Director	Common Shares of the Company Beneficially owned, Directly or Indirectly or Controlled or Directed
David J. Gallagher Calgary, AB	President and CEO of the Company	February 2, 1991	16,000
James R. Bonfiglio* Las Vegas, NV	President and CEO Furman Sound Inc.	October 31, 1992	25,000
Stanley E. McDougall* Calgary, AB	Chairman Western Crating International Ltd.	March 1, 2004	0
M. Patty Chakour* Phoenix, AZ	Controller TP Racing, L.L.L.P	March 10, 2004	0

*Audit Committee members

There are no arrangements or understandings between any of the proposed nominees and any other person pursuant to which the nominee is to be elected.

APPROVAL OF OPTIONS

Shareholders will be asked at the Meeting to consider and, if thought fit, pass, with or without amendment, a resolution approving the grant of options outside of the Company's 1998 Stock Option Plan ("Plan") to directors.  (See "Compensation of Directors" below.)  Pursuant to the Nasdaq Stock Market, all grants of options outside of the Plan made by the Company to officers, directors, employees and consultants require the approval of shareholders of the Company. The stock options were granted in accordance with the Company's option granting policies as disclosed under "Options" in "Report of the Compensation Committee" below. The stock options must be approved by a majority of the votes cast by shareholders voting in respect of the resolution.  Particulars of the option grants are as follows:

Name	Date of Grant	No. of Options Granted	Exercise Price	Market Price on date of Grant	Expiry Date
James R. Bonfiglio	September 23, 2003	25,000	$1.32 U.S.	$1.31 U.S.	September 22, 2008
Stanley E. McDougall	March 11, 2004	25,000	$1.88 U.S.	$1.88 U.S.	March 10, 2009
M. Patty Chakour	March 11, 2004	25,000	$1.88 U.S.	$1.88 U.S.	March 10, 2009
James R. Bonfiglio	March 11, 2004	25,000	$1.88 U.S.	$1.88 U.S.	March 10, 2009

STATEMENT OF EXECUTIVE COMPENSATION

Compensation

The following table sets forth, for the periods indicated, information concerning the compensation earned by the Chief Executive Officer and the three most highly compensated executive officers of the Company in 2001, 2002 and 2003:

Summary Compensation Table

	Annual Compensation			Long Term Compensation
Name & Principal Position	Year	Salary	Other Annual Compensation	Common Shares Under Options Granted	All Other Compensation
David J. Gallagher President & CEO	2003 2002 2001	172,267 U.S. [1] 159,192 U.S. [1] 148,200 U.S. [1]	nil nil nil	nil 100,000 461,000	nil nil nil
Francis Munoz Executive Vice President	2003 2002 2001	100,000 Cdn 100,000 Cdn. 100,000 Cdn.	nil nil nil	nil 75,000[2] 66,435[3]	nil nil nil
Robert Starr Vice President Business Development	2003 2002	110,000 U.S. 59,277 U.S. [4]	nil nil	nil 200,000[5]	nil nil
Joanna Varvos Corporate Secretary	2003 2002 2001	107,100 Cdn. 107,100 Cdn. 107,100 Cdn.	nil nil nil	nil nil 97,000	nil nil nil

1  Mr. Gallagher's salary payable for 2001, 2002 and 2003 was $200,000 U.S.  Mr. Gallagher has waived the unpaid portion of his salary for these years.

2  25,000 of these options have vested and the remaining 50,000 options are subject to vesting in accordance with performance criteria to be agreed to by the Company and Mr. Munoz.

3 None of these options have vested.

4 Mr. Starr joined the Company on June 17, 2002 at an annual salary of $110,000 U.S.

5  111,106 of these options have vested and the remaining 88,894 options vest at 5,555 per month.

Options

The following table sets forth information on the exercise of options during 2003, and on the year-end value of outstanding options, for executive officers.

Options Exercised During the Most Recently Completed Financial Year and Year-End Value of  Oustanding Options

Name	Common Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#)	Value of Unexercised In-The-Money Options at Fiscal Year-End ($)
			Exercisable/Unexercisable	Exercisable/Unexercisable
David J. Gallagher President & CEO	7,000	8,960 U.S.	554,000 / 0	396,942 / 0
Francis Munoz Executive Vice President	_	_	0 / 141,435	0 / 122,940
Robert Starr Vice President Business Development	_	_	91,666 / 108,334	95,332 / 112,667
Joanna Varvos Corporate Secretary	_	_	97,000 / 0	100,914 / 0

Pension Plan

Mr. Gallagher participates in a registered individual pension plan ("Pension Plan"). The following table sets forth the annual pension payable to Mr. Gallagher under the terms of the Pension Plan.

Remuneration $	Years of Service
	15	20	25
172,267 U.S.	36,000 Cdn.	49,000 Cdn.	61,000 Cdn.

As at December 31, 2003, 15 years of service have been credited under the Pension Plan for Mr. Gallagher. Benefits under the Pension Plan, which are based on 2% of salary to the yearly maximum of allowable under the Income Tax Act and indexed after 2004, are computed on a straight life annuity basis and are not subject to any deductions for social security or other offset amounts.

Employment Contracts

The Company has entered into employment contracts with Messrs. David Gallagher, Francis Munoz and Robert Starr.  Each of these employment contracts provides for a base salary and stock options.  Mr. Starr's contract provides for bonuses upon achievement of performance criteria to be agreed upon from time to time by Mr Starr and the Company.  Mr. Gallagher's contract provides for discretionary bonuses if approved by the Compensation Committee, and participation in any pension and profit sharing plan established from time to time by the Board.  If terminated without cause, if Mr. Gallagher's employment contract is not renewed for at least one year following expiration, if there is a change in control of the Company and Mr. Gallagher elects not to continue his employment, and in the event of death or disability Mr. Gallagher is entitled to a lump sum payment equal to the greater of salary for the unexpired term of the employment agreement or one year.  A lump sum contribution to fund the Pension Plan is also payable in the foregoing circumstances and in the event of retirement between the ages of 60 and 65.  Mr. Gallagher's employment contract is subject to renewal on September 30, 2004. If there is a change in control of the Company Messrs. Gallagher, Munoz and Starr are entitled to vesting of any unvested options.

Report of the Compensation Committee

Objectives  The objectives of the compensation program for executive officers are to attract, motivate and retain highly qualified individuals capable of carrying out the Company's goals of improving corporate performance and increasing shareholder value. A combination of salary, long term incentive stock options and bonus plans is used to provide both a competitive rate of base remuneration and an incentive to achieve corporate goals.  Generally, the Compensation Committee places more emphasis on incentive stock options than on salary or bonus plans.  This reflects the Committee's belief that compensation should ultimately reflect the efforts and contributions of executive officers in the achievement of corporate goals.  Since compensation derived from stock options is potentially greater than compensation derived from either salary or bonuses, executive officers are more highly motivated and will be rewarded for their contributions to corporate achievements.

Salary  The Compensation Committee determines the salary component of the compensation package for executive officers on the basis of a number of factors including the level of responsibility, experience, salary ranges for similar positions in comparable companies, previous compensation, individual performance and overall corporate performance. The Compensation Committee considers compensation information from other North American companies of similar size and scope of business and establishes base salaries at similar or lower levels.

Options  The Board of Directors or the Compensation Committee may in its discretion from time to time grant options under the Plan to officers, directors, key employees and persons or companies providing services for the Company. Under the Plan the Board or the Committee may delegate to an executive officer of the Company the authority to grant options to employees who are not insiders, and the purchase price of Common Shares for such options may be not less than their market value on the date of grant.  Under the Plan the Board or the Committee may determine the exercise price of stock options.  The term of each stock option is determined by the Board or Committee when the option is granted, but may not exceed ten years from the date of grant.  Options may be exercised for a period of 30 days after termination of the optionee's employment or term as a director, or the expiration of the option term, whichever period is shorter.  If an optionee should die while in the employment of the Company, his options may be exercised by the optionee's legal representative until the earlier of one year after the date of death or the expiration of the term. The foregoing 30 day and one year time periods may be increased by the Board of Directors. The Plan may be amended by the Board provided any such amendment may not adversely affect any outstanding option without the consent of the optionee and options granted under the Plan may be amended upon agreement with the optionee.

Options may also be granted by the Board outside of the Plan.  Pursuant to the Nasdaq Stock Market, all grants of options made by the Company outside of the Plan to officers, directors, employees and consultants require the approval of shareholders of the Company.

In determining the size and vesting provisions of option grants, the Compensation Committee considers the individual's performance, achievement of objectives, responsibilities, base salary level, previous option grants and the overall corporate performance of the Company.

Bonus Plans  Bonus plans are established from time to time and payment of bonuses is dependent upon achievement of performance objectives related to revenue or increased shareholder value.  No bonuses were paid to executive officers in 2003.

Compensation of CEO  The base salary payable to Mr. David Gallagher, President and Chief Executive Officer of the Company since June, 1992, is determined using the same methods used to determine compensation arrangements for other executive officers.  Mr. Gallagher's salary for 2003 was lower than the range of the peer group's base salaries paid to CEO's. In determining the grant of options, the Compensation Committee considers the methods used to determine grants of options to other executive officers, and in addition considers Mr. Gallagher's unique skills and experience, his achievement of past successes and his ability to secure future opportunities for the Company.

Composition of the Compensation Committee

The two directors who were members of the Compensation Committee during 2003 were Mr. James Bonfiglio and, until his death in September, 2003, Mr. Brian Harrington.  Neither of these directors were officers of the Company, and both were members of the Audit Committee.

Submitted by the Compensation Committee

Indebtedness of Directors, Executive Officers and Senior Officers

Since January 1, 2003 no director, executive officer or senior officer of the Company has been indebted to the Company, except for routine indebtedness.

Compensation of Directors

The Company generally compensates directors through the grant of options. The Company granted options, subject to shareholder approval, to Mr. James Bonfiglio in 2003 and 2004, and to Mr. Stan McDougall and Ms. Patty Chakour in 2004, as set out in "Approval of Options" above. There were no other arrangements for payments, and no other compensation was paid in 2003, by the Company to any director.

Performance Graph

The following graph compares the yearly percentage change in the cumulative shareholder return over the last five years on the Common Shares of the Company (assuming a $100 investment was made on December 31, 1998) with the cumulative total return of the Nasdaq U.S. & Foreign Index and an index of two peer companies selected by the Company, assuming reinvestment of dividends where applicable.  The peer company index consists of audio enhancement companies SRS Labs, Inc. and Spatializer Audio Laboratories, Inc.  This peer group index is subject to change from time to time as the Company or its competitors change their focus or undergo other significant changes, or as new competitors emerge.

	1998	1999	2000	2001	2002	2003
QSound Labs, Inc.	100.00	89.95	24.20	7.53	19.18	18.95
Industry Index	100.00	125.40	43.89	93.82	83.43	259.95
Nasdaq U.S. & Foreign	100.00	186.44	112.66	88.89	61.17	92.26

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular with respect to the election of directors and the approval of options, no director or senior officer of the Company at any time since the beginning of the Company's last financial year, nor any proposed nominee for election as a director of the Company, nor any member beneficially owning shares carrying more than 10 percent of the voting rights attached to the Common Shares of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon.

OTHER MATTERS

Management knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Annual and Special Meeting of Shareholders.  However, if any other matter properly comes before the Meeting, the accompanying form of proxy will be voted on such matter in accordance with the best judgement of the person or persons voting the proxy.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

The contents and sending of this Information Circular have been approved by the Board of Directors of the Company.

Dated:    March 22, 2004

"David J. Gallagher"

 President and CEO

QSOUND LABS, INC.

PROXY

The undersigned holder of shares in the capital stock of QSound Labs, Inc. (the "Company"), hereby nominates and appoints David J. Gallagher, President and a director of the Company, or failing him, James R. Bonfiglio a director of the Company, or failing him, ......................................................................., as proxy of the undersigned, to attend, act and vote in respect of all shares registered in the name of the undersigned at the Annual and Special Meeting of Shareholders of the Company to be held at 10:00 a.m. on Thursday, April 29, 2004, at the Company's corporate head office, Suite 400 - 3115 12th Street NE, Calgary, Alberta  T2E 7J2 and at any and all adjournments thereof (the "Meeting") in the same manner, to the same extent and with the same powers as if the undersigned were personally present.  Without limiting the general powers hereby conferred, the said proxy is directed to vote as follows upon the following  matters.

1.

On the appointment of KPMG as auditors of the Company at a remuneration to be fixed by the directors.

Vote for     [   ]

Vote withheld    [   ]

2.

On the election of directors, as set forth in the Information Circular accompanying the Notice of Meeting.

Vote for     [   ]

Vote withheld    [   ]

3.

On the approval of options, as set forth in the Information Circular accompanying the Notice of Meeting.

Vote for     [   ]

Vote against      [   ]

4.

To vote in their discretion upon any other business which may properly come before the Meeting or any adjournment thereof.

DATED this .............................. day of ............................................................................. 2004.

......................................................................................................................................................

(Signature of Shareholder)

This form of proxy is solicited on behalf of management of the Company and will be voted, including on any ballot, as directed in the spaces provided above or, if no direction is given, it will be voted in the affirmative for each of the above proposals.   Each shareholder submitting the proxy shall have the right to appoint a person or company to represent him at the Meeting other than the persons designated above.  To exercise this right, the shareholder may insert the name of the desired representative in the blank space provided and strikeout the other names or may submit another appropriate proxy.

This form of proxy is discretionary and confers authority to vote on any amendment to or variation of matters identified in the Notice of Meeting, proposed at the Meeting or any matters that properly come before the Meeting, in accordance with the best judgment of the person voting the proxy at the Meeting.

In order for this form of proxy or other appropriate forms of proxy to be valid, it must be signed and should be dated by the shareholder or the shareholder's attorney.  The signature should be exactly the same as the name in which the shares are registered.  The proxy must be received by Computershare Investor Services, 600 - 530 8th Avenue SW, Calgary, AB  T2P 3S8 no later than 48 hours, excluding Saturdays, Sundays and statutory holidays, prior to the Meeting or any adjournment thereof.  If this form of proxy is received undated but otherwise properly executed, it will for all purposes be deemed to be dated April 28, 2004.

Management Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of the financial condition and results of operations of QSound Labs, Inc. and subsidiaries for the year ended December 31, 2003 compared to the year ended December 31, 2002, and the year ended December 31, 2002 compared with the year ended December 31, 2001 should be read in conjunction with the Consolidated Financial Statements of QSound and related Notes included therein.  This Management Discussion and Analysis was prepared using information and knowledge available as of March 19, 2004.

Business Segment Overview

We operate in three separate operating segments: audio, e-commerce, and IP telephony.

Audio Segment:  Our audio segment, which has been the main focus of our business since 1988, operates within the parent company, QSound Labs, Inc. QSound is a world leader in audio enhancement with core competencies in multimedia software solutions and audio enhancement algorithms based on our family of patented and proprietary sound technologies. Revenues from our audio licensing activities and sales of audio enhancement software products comprise the major portion of our company's revenue. During 2003 we expanded our audio products and marketing activities to include the growing mobile devices market in addition to our traditional computer multimedia and consumer electronics focus.

E-commerce Segment: Our e-commerce segment operates within our wholly owned subsidiary, QCommerce Inc. Since 1999 QCommerce has provided electronic commerce services that enable electronic commerce for small businesses, and derives revenues from monthly service subscription fees paid by merchants for on-line storefront hosting and related services.

IP Telephony Segment:  Our IP Telephony segment operates within our wholly owned subsidiary, QTelNet Inc. We acquired this business, which develops and distributes Voice Over Internet Protocol (VoIP) hardware and software solutions, in April, 2003. Since the acquisition our aim has been to develop this business segment through product improvement, manufacturing efficiencies and marketing efforts.

Shared Expenses:  The company allocates certain shared expenses, including treasury, legal and audit, premises, communication, administration, information systems, management and other human resources to each of the operating segments based upon both actual and estimated usage.

Critical Accounting Policies

On December 12, 2001, the Securities and Exchange Commission ("SEC") issued Financial Reporting Release ("FRR") No. 60, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies" which, among other things, encourages discussion concerning the most critical accounting policies used in the preparation of the company's financial statements. Critical accounting policies are defined as those that are both very important to the portrayal of the company's financial condition and results, and require management's most difficult, subjective or complex judgments. We are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon available information, historical experience and/or forecasts. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting periods. Actual results could differ from these estimates.  The accounting policies which management believes are the most critical to aid in fully understanding and evaluating our reported financial results include those relating to inventory, goodwill, and research and development costs.

Inventory

Inventory is comprised of work in progress and finished goods and is stated at the lower of cost, being determined by the first-in,

first-out method, and net realizable value.  We regularly review quantities of inventory on hand, and an allowance is made for obsolete items based upon current market demand and selling prices.  Adverse changes in technology or new models could result in a decreased demand for our products which may require an additional allowance to be made for obsolete inventory.

Goodwill

Effective January 1, 2002, we adopted the new Canadian Institute of Chartered Accountants standard which no longer permits the amortization of goodwill and other indefinite life intangibles. The new standard requires that a fair value impairment test be performed annually on goodwill and other indefinite life intangibles. As required by the standard, goodwill and indefinite life intangibles were tested for impairment as of December 31, 2003.  As a result of the impairment test, an impairment charge of $2,184,589 was recorded in 2003. (See "Goodwill" under "Results of Operations" below).

Research and development costs

Research and development costs are expensed as incurred except if development costs are determined to be recoverable from and directly related to development of new products, processes or systems. In 2003, while $943,058 was spent on research and development, we capitalized only $108,725 of such costs.  The remaining $834,333 was expensed as the costs could not be directly related to the development of new products, but instead were related to pure research and updates of existing products.  In 2002, $796,249 was spent on research and development of which $152,725 was capitalized and $643,524 was expensed.

Change in accounting policy

Prior to January 1, 2003 no compensation expense was recognized when stock options were issued to employees and directors.  Any consideration paid by employees and directors on exercise of stock options or purchase of stock was credited to share capital. Had we determined compensation cost in 2002 based on the fair value at the grant date for stock options, we would have recorded $8,478.

Effective January 1, 2003, we adopted the new amended Canadian Institute of Chartered Accountants Handbook Section 3870 - Stock-based Compensation and Other Stock-based Payments.  The amended section requires entities to account for employee stock options using the fair value based method, beginning January 1, 2004.  While the amended section is not required to be implemented until January 1, 2004, the company elected to early adopt the fair value based method for all employee stock options granted on or after January 1, 2003, and accordingly, has recognized compensation expense of $90,439 related to stock options granted to employees and directors in the current year.

A.  Results of Operations

QSound's Consolidated Financial Statements are prepared in accordance with generally accepted accounting principles in Canada. Except as disclosed in Note 15 to the Consolidated Financial Statements and as explained below, there are no material differences as pertains to these statements between accounting principles generally accepted in Canada and in the United States.  We measure and report in United States currency.

Overall Performance

Consolidated Operations:  While operating expenses remained somewhat constant for the three years ended December 31, 2003, the company experienced a net loss of $3,705,631 for the year ended December 31, 2003, as compared to net income of $1,128,952 for 2002.  The difference between the loss for the current year and the net income for 2002 was due primarily to a decrease in net revenue from $3,952,781 for 2002 to $1,623,251 for 2003, and the impairment of goodwill charge of $2,184,589 taken in fiscal 2003.

Our net income in 2002 was up from a net loss of $732,910 for 2001. The increase to profitability in 2002 from the loss shown in 2001 was due primarily to the $1,018,225 increase in net revenue from $2,934,556 in 2001 to $3,952,781 in 2002.

Audio Segment:  The audio segment had operating losses of $488,259 in the year ended December 31, 2003 as compared to operating profits of $1,501,996 in 2002.  The decrease in operating profits of $1,990,255 between 2003 and 2002 is the result of a decrease of $2,137,926 in revenue between 2003 and 2002.

The operating profit increased by $849,441 in 2002 from $652,555 in 2001 as a result of revenue increasing by $1,194,438.

E-commerce Segment:  The e-commerce segment had an operating loss of $18,624 for the year ended December 31, 2003, as compared to operating profit of $170,212 for 2002.  A decrease in operating expenses of $39,781 from 2002 to 2003 was offset by a revenue decrease of $228,617 for the same period. This decrease in revenue resulted in the operating loss referred to above.

In 2001 we had an operating loss of $615,917. Operating expenses for 2002 decreased by $782,250 from 2001, and this decrease was primarily responsible for the increase of operating profit of $786,129 from fiscal 2001 to 2002.

IP Telephony Segment: The IP telephony segment had operating losses of $764,410 for the year ended December 31, 2003. As this is the first year of operations for the IP telephony segment, there are no comparative figures.

Revenue

Segmented Revenue	2003	2002	2001
Audio Segment	$1,511,312	$3,649,238	$2,454,800
E-commerce Segment	346,456	575,073	571,194
IP Telephony Segment	185,320	-	-
Total	$2,043,088	$4,224,311	$3,025,994

Revenue overall decreased in the year ended December 31, 2003 by $2,181,223 as compared to the year ended December 31, 2002.  The addition of telephony revenue of $185,320 was offset by the decreases in audio revenue of $2,097,926 and in e-commerce revenue of $228,617.

Revenue increased in the year ended December 31, 2002 by $1,198,317 as compared to the year ended December 31, 2001.  This increase was made up by  increases in audio revenue of $1,194,438 and of e-commerce revenue of $3,879.

The decrease in the audio segment revenue between 2003 and 2002 was due primarily to the expiration of the North American portion of royalties received from the hearing aid license.  Similarly, the increase in revenue in 2002 over 2001 was due to increased royalties from the hearing aid license.

The decrease in the e-commerce segment revenue in 2003 from 2002 was due to the loss of customers.  The e-commerce business model is based on monthly subscription fees.

Cost of Product Sales

Segmented Cost of Product Sales	2003	2002	2001
Audio Segment	$254,688	$268,844	$91,438
E-commerce Segment	45	2,686	-
IP Telephony Segment	165,104	-	-
Total	$419,837	$271,530	$91,438

From 2002 to 2003 cost of product sales increased primarily due to the addition of the telephony segment. From 2001 to 2002 cost of product sales increased due to increased sales of QSOUND-enabled analog chips.  The volume of analog chip sales remained at approximately the same levels in 2002 and 2003.

Operating Costs

Segmented Operating Costs	2003	2002	2001
Audio Segment	$ 1,744,883	$ 1,878,398	$ 1,710,807
E-commerce Segment	$ 365,035	$ 402,175	$ 1,187,111
IP Telephony Segment	$ 784,626	$ -	$ -
Total Operating Expenses	$ 2,894,544	$ 2,280,573	$ 2,897,918

From 2002 to 2003 total operating expenses increased by $613,971.  The addition of the IP telephony segment added $784,626 in operating costs, with the majority of costs incurred in marketing, and product research and development.  Audio operating expenses decreased by $133,515 from the previous year due to decreased marketing activity and cost cutting measures taken in the administration departments.  Operating expenses in the e-commerce segment decreased by $37,140 primarily due to downsizing of customer service staff  as subscription revenue decreased.

From 2001 to 2002 total operating expenses decreased by $617,345.  Audio operating expenses increased by $167,591 primarily due to increased salaries and usage of outside consultants.  E-commerce operating expenses decreased by $784,936 due to savings realised by moving operations to our Calgary offices, downsizing of the engineering staff, and cutting back on marketing programs that were no longer effective in attracting new customers.

Impairment of Assets

During the year ended December 31, 2003 it was determined that the AudioPix product line had suffered an impairment in value, therefore the company took a charge of $108,154.  $100,000 of this charge consisted of the remaining capitalised book value of the software and $8,154 being unsold inventory and marketing materials.  A previous charge of $100,000 against this product had been taken in the 2002 fiscal year.

Funding of Past Service Pension Costs

In 2002 QSound resolved an outstanding contingency relating to an employment contract that expired September 30, 2002 by putting in place an individual pension plan for the individual.  The past service pension costs of $55,189 were expensed in the 2002 fiscal year, while the actual payment was made in the first quarter of 2003.

Interest and Other Income

From fiscal 2002 to fiscal 2003 interest and other income increased by $11,331, and other income increased by $159,732.  Both of these increases are due to cash management.  In the first quarter of 2003 the company converted  $2,500,000 of its cash reserve funds from United States currency to Canadian Currency.  With the subsequent increase in the value of the Canadian Dollar and the higher interest paid on Canadian funds, the company realised both increased interest income as well as foreign exchange gains.  The company used these Canadian funds to pay for Canadian Dollar expenses incurred during the remainder of the year.

Accounts Receivable

Accounts receivable decreased by $708,325 from December 31, 2002 to December 31, 2003. The majority of the decrease was in the audio segment, due to the expiration of the North American portion of the hearing aid license, and the resulting reduction in royalties receivable.  The IP telephony segment added $13,067 to the accounts receivable balance.

Inventory

Inventory increased by $90,922 from December 31, 2002 to December 31, 2003.  The majority of the increase is due to the addition of the IP telephony inventory.

Note Receivable

During 2002 we advanced $525,000 to a private company in the IP telephony industry.  The advance was secured by the private company's assets, and during the 2003 year we enforced our security and collected on the note by acquiring title to certain of the assets.  The assets included inventory and the IP telephony technology of the private company.  We incorporated a wholly owned subsidiary, QTelNet Inc., to operate the new IP telephony segment.

Goodwill

In accordance with our accounting policies, amortization is not taken on goodwill, but instead a valuation of carrying value is performed each December.  Due to the decrease in the number of subscribers for our e-commerce services, the company felt there had been an impairment in the value of goodwill, and subsequently a goodwill impairment charge of $2,184,589 was recognized.

Share Capital

During the 2003 fiscal year, our share capital increased from 7,156,074 common shares with a book value of $43,886,036 to 7,199,244 common shares with a total book value of $44,108,140.  The increase of 44,170 shares was a result of the exercise of stock options for cash of $22,940.  The remaining increase in the book value of share capital was due to additional paid-in capital from options of $90,439 and warrants of $108,725.

Prior to January 1, 2003 we accounted for stock options to employees, directors and officers using the settlement method.  Under the settlement method, any consideration paid on the exercise of stock options or purchase of stock is credited to share capital and no compensation expense is recognized.

The CICA Accounting Standard Board amended CICA Handbook, Section 3870, to require companies to account for all stock options using the fair value based method beginning January 1, 2004.  We used the fair value based method for stock options granted to non-employees prior to January 1, 2003, and we elected to early adopt the new handbook section.  As a result, effective January 1, 2003 all stock options are accounted for using the fair value based method.  Under the fair value based method, the fair value of granted options is estimated on the day of the grant using the Black-Scholes option pricing model.  Compensation cost is then expensed over the options' vesting period.  The additional paid-in capital of $90,439 was due to the fair value based method of accounting for stock options.

Warrants are similarly accounted for using the fair value based method.  During the year 250,000 common share purchase warrants were issued and the fair value of the warrants determined to be $108,725 was capitalized to software and production tooling.  The additional paid-in capital from warrants is due to the issuance of these warrants.

As at December 31, 2003 the company had 1,738,765 options outstanding at exercise prices ranging from $0.47 to $1.75 and expiring at various times up to 2012.  Further details on stock options outstanding can be found in Note 7 to the financial statements.

Subsequent to the year end and up to March 19, 2004, 26,130 stock options have been exercised for total consideration of $12,281.  This brings the total shares outstanding to 7,225,374 with a book value of $44,120,421 and reduces the total options outstanding to 1,712,635.

As at December 31, 2003 the company had 500,000 common share purchase warrants outstanding.  Each warrant entitles the holder to acquire one common share of the Company for $1.04 per share and expires March 25, 2007.  No warrants have been exercised subsequent to the end of the year and up to the date of this annual report.

B.  Liquidity and Capital Resources

As at December 31, 2003 we had cash and cash equivalents of $2,061,093.  This is a decrease of $560,112 over the balance at

December 31, 2002 of $2,621,205.  $439,693 of cash was used in operations during the 2003 fiscal year.  The audio segment generated $454,812 in cash during the year, while the e-commerce segment used $23,779 and the IP telephony segment used $870,726.

Financing activities generated $22,940 in cash during fiscal 2003 ($34,815 in 2002) from the exercise of options.

Cash used in investing activities decreased to $143,359 in 2003 from $654,192 in 2002. Capital assets were purchased in 2003 for $98,026 ($113,880 in 2002) and $51,394 was spent in 2003 ($41,052 in 2002) in the acquiring and renewing of patents and trademarks.  Excess capital equipment was sold in 2003 for proceeds of $6,061 ($740 in 2002).

At December 31, 2003 we had accounts receivable from various customers outstanding of $221,194 ($929,519 at December 31, 2002) and inventory of finished goods consisting of QSOUND-enabled analog chips, UltraQ's and IP telephony FreeRide gateways and telephones of $107,377 (December 31, 2002 $16,455).

We have contractual obligations under leases for office space and equipment.  We are required to make the following minimum lease payments over the next five years:

Lease Obligation	2004	2005	2006	2007	2008
Office equipment leases	$ 12,221	$ 12,221	$ 4,074	$ -	$ -
Office premises lease	87,846	95,832	95,832	95,832	79,860
Total lease obligations	$100,067	$108,053	$99,906	$95,832	$79,860

At December 31, 2003 we had working capital resources available of $2,142,840 (December 31, 2002 - $3,284,448) and management feels that with our current cash on hand and cash flows from operations we have sufficient capital to carry out our business plan for 2004.

C.  Research and Development

Audio Segment: QSound carries out sustained research and development activities in the audio business segment, allowing us to maintain our position as a world leader in audio enhancement with cutting edge products and technologies. In 2003 and 2002 we concentrated on development and refinement of our QVE and microQ scalable software engines, as well continuing our previous research and development activities of developing new, and refining and upgrading existing, audio synthesis and enhancement technologies. Our audio research and development costs were $588,410 in  2003, $519,137 in 2002 and $522,888 in 2001.  We also work jointly with our licensees and business partners to adapt and optimize our technologies for their products.

E-commerce Segment:  Research and development expenditures in our e-commerce business segment have steadily decreased, reflecting the satisfactory performance of our products.  Research and development activities in 2003 and 2002 consisted mainly of upgrading our products, with expenditures of $50,757 in 2003 and $124,387 in 2002. In 2001 e-commerce research and development costs were $428,129 for activities comprised of upgrading and enhancement of our products, and conversion of our merchant customers whose sites were enabled with technologies of our earlier acquisition targets, to the upgraded Internet Store technology platform.

Internet Telephony Segment:  In 2003 we had expenditures of $195,166 for activities consisting of upgrading and adding functionalities to our software, and re-designing the internal layout and external features of our gateways.

D.  Trends

Audio Segment:  The Company's and its competitors' entertainment audio algorithm business has been stagnant for several years now. The Company's revenues prior to 2003 were not affected by this trend due to the development and marketing license it had completed with Starkey Laboratories for digital hearing aids.  Revenues in 2003 versus 2002 decreased due to the expiration of the hearing aid license for North America in February 2003. To counteract the slowdown in audio algorithm business, in 2001 the Company began developing audio software solutions rather than algorithms. There is a higher technological barrier to entry in these development efforts, which helps limit competition to those who are funded and possess a wider technological knowledge base. With the development efforts complete the Company now expects to grow revenue by exploiting two specific markets, namely PC and mobile devices.  Both of these markets are primed for feature driven "soft-audio" solutions.

The PC market has been shipping basic soft-audio solutions as the standard audio playback device in PCs for several years. There has been little effort to improve on this baseline, since audio is not a feature that sells units. For those that want more, OEMs typically offer extra audio features by way of an upsell to the consumer.  To date, these upsells have been in the form of hardware-based soundcards. There is no technological reason why these products could not be offered as software. From a marketing perspective, there has been a reluctance to adopt software-based soundcards since there is a value perception issue.

OEMs make good margins on the upsell business and believe that consumers will pay more for hardware-based products than the equivalent in software, which would require additional expense to educate the consumer. This may change in 2004.  The industry is now focused on "Entertainment PCs". These are targeted for the consumers' living room, will have a wireless "10 ft interface", and will attempt to replace traditional consumer electronic devices. Consumers are used to a better standard of audio from consumer electronic devices than from their PCs. With this in mind, Intel recently announced new audio standards for PCs being delivered in late 2004. The PC is inherently at a disadvantage architecturally when compared to consumer electronic devices but the Company's management believes there is a growing trend to improve the platform and add more features to the base solution.

Mobile devices have become the "killer app" of the early 21st century. Audio is an important component of these devices. The audio systems shipped in mobile devices today are basic, reminiscent of solutions shipped in PCs ten years ago. The growing trend is towards "smart" devices running on operating systems provided by either Microsoft or Symbian (60% owned by Nokia). In 2003, there were less than 10 million of these units shipped. This is expected to at least double in 2004. Fully featured software audio solutions are expected to be a key component of these devices.

The Company still licenses audio algorithms to the consumer electronics industry. This is a very competitive market. In the past few years, several larger corporations with consumer brand awareness have entered this arena. The popularity of digital devices, such as the DVD player, has attracted these companies. Countering this increased competition is the shift in manufacturing from Japan and Korea to China and the growing demand in emerging nations for these products. Typically, the Chinese manufacturers do not want to pay the royalties that companies with brand awareness demand, especially in markets where the brand is not as entrenched as in traditional markets. Consequently, there is opportunity for the smaller companies to supply audio algorithms but competition is all price based.

Internet Telephony Segment:  Over the past year, the media has presented Voice over IP to consumers and businesses as a more mature technology whose time has come. This trend bodes well for this industry as a whole as it implies an increase in user acceptance of the technology. Since we are focused on solutions for small businesses only, further analysis is restricted to that segment.

In the small business market, the industry is still marketing first generation devices. These typically are adjuncts to existing installed equipment, offering toll bypass and PBX extension. The smaller suppliers service this segment and a typical installation would have 30 or less telephone lines per office. As with all first generation products in a new category, there is a diversity of approach and a lack of standardization that restricts continued growth for these products. In fact, of all the market segments, this is currently the least serviced, as the larger suppliers have focused on solutions for the enterprise and the growing number of service providers.

It is expected that second generation products will offer much more. Features found in more expensive systems targeted for medium and large enterprises will be incorporated into so called "low-density" solutions.  This will be possible since suppliers will have the ability to leverage existing customer networks and exploit the flexibility of complete digital environment. Solutions will be more flexible, modular and scalable. Additionally, suppliers will be able to offer these feature driven solutions at affordable prices for the small business market segment.

E-commerce Segment:  Many e-commerce service providers have disappeared in the past three years. A lot have been acquired, as consolidation has become the principal method for acquiring new customers. Organic growth has proved difficult for most service providers as the fallout from the "dot com" implosion lingers on. Many Internet merchants have become disillusioned and given up on their dreams of riches. Those that remain are looking for consistent and stable service; technology is irrelevant. The merchants tend to gravitate towards the larger providers. The net effect for small providers is therefore a net loss of merchants annually.

Table of Contents

President's Message 3

Auditor's Report To The Shareholders 5

Consolidated Balance Sheets 7

Statements of Operations and Deficit 8

Statements of Cash Flows 9

Notes to Financial Statements 10

Corporate Information................................31

In 1988, QSound began as a research and development company, exploring and perfecting psycho-acoustics - the art of 3D audio processing.

Since then, we've grown to include many new and exciting markets. Of course, QSound is still providing superior audio quality in some of your favorite CDs. But we're also delivering incredible Internet audio enhancement, solid e-commerce solutions, cell phone ringtones, IP telephony, and unbelievable sound in numerous home electronics.

QSound enhances your world.

Notice of Meeting The Annual Meeting of Shareholders will be held at QSound Labs' head office in Calgary, Alberta on April 29, 2004 at 10:00 a.m.